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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CPB INC.
(Exact name of Registrant as specified in its charter)

Hawaii (State of incorporation or organization)	99-0212597 (IRS Employer Identification No.)
220 South King Street Honolulu, Hawaii 96813 (Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
Common Stock, no par value Preferred Share Purchase Rights	New York Stock Exchange New York Stock Exchange

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☒.

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐.

Securities to be registered pursuant to Section 12(g) of the Act:

None

ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common Stock

        CPB Inc. (the "Company"), a Hawaii corporation, is authorized to issue 50,000,000 shares of common stock, no par value per share ("Common Stock"). As of December 2, 2002, 15,955,778 shares of Common Stock were issued and outstanding. The Company's outstanding shares of Common Stock are fully paid and nonassessable.

        Dividend Rights.    Subject to the rights of holders of preferred stock of the Company, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's board of directors (the "Board of Directors") in its discretion out of legally available funds.

        Voting Rights.    Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and does not have cumulative voting rights for the election of directors or for any other purpose.

        Liquidation Rights.    If the Company liquidates, dissolves or winds up its business, holders of Common Stock are entitled to receive all remaining assets available for distribution to shareholders after satisfaction of the Company's liabilities and the preferential rights of any preferred stock that may be outstanding at that time.

        Preemption Right and, Sinking Fund, Redemption or Conversion Provisions    Holders of Common Stock have no preemptive rights to purchase, subscribe for or receive shares of any class, or series thereof, of stock of the Company. The Common Stock is not entitled to any sinking fund, redemption or conversion provisions.

        The Company's Common Stock is currently quoted on the Nasdaq National Market under the symbol "CPBI", but the Company has applied for listing its Common Stock on the New York Stock Exchange.

Antitakeover Matters

        The Company's articles of incorporation, as amended and restated, and bylaws, as amended and restated, contain certain provisions that may have the effect of delaying, deferring or preventing a change in control. These provisions, among other things, provide for noncumulative voting in the election of directors and the classification of the Board of Directors into three classes with one-third elected each year.

        The articles of incorporation require (a) the affirmative vote of at least seventy-five percent (75%) of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of the directors, voting together as a single class, and (b) the affirmative vote of a majority of disinterested directors (as defined in the articles of incorporation) to approve certain extraordinary transactions, including any merger, sale of control or sale of material assets.

        In addition, the Board of Directors may authorize, without shareholder approval, one or more classes of capital stock with preferences, voting rights, restrictions and qualifications that may adversely affect the rights of holders of Common Stock. These provisions, alone or in combination with each other and with the preferred share purchase rights described below, may discourage transactions involving actual or potential changes of control of the Company, including transactions that could involve payment of a premium over prevailing market prices to holders of Common Stock.

Preferred Share Purchase Rights

        Right, Record Date, Purchase Price and Rights Agreement.    On August 26, 1998, the Board of Directors declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of Common Stock. The dividend was payable on September 16, 1998 to the shareholders of record on that date (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of the Company's Junior Participating Preferred Stock, Series A, no par value per share ("Preferred Shares") at a price of seventy-five dollars ($75.00) per one one-hundredth (1/100th) of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (the "Rights Agent").

        Acquiring Person Threshold and Distribution Date.    Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of fifteen percent (15%) or more of the outstanding Common Shares or more than such person or group held on the Record Date if such person or group held fifteen percent (15%) or more of the outstanding Common Shares on such date, (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of fifteen percent (15%) or more of such outstanding Common Shares or more than such person or group held on the Record Date if such person or group held fifteen percent (15%) or more of the outstanding Common Shares on such date, or (iii) ten (10) days following a determination by the Board of Directors that a person or group of affiliated or associated persons has acquired the beneficial ownership of ten (10%) or more of the outstanding Common Shares and the actions such person proposes to take are likely to have a material adverse impact on the Company or the business or prospects of the Company or such person intends to cause the Company to repurchase the Common Shares owned by such person (an "Adverse Person") (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

        Transfer of Rights and Right Certificates.    The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        Final Expiration Date.    The Rights are not exercisable until the Distribution Date. The Rights will expire on August 26, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

        Purchase Price Adjustments.    The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

        Rights Adjustments.    The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

        Description of Preferred Shares.    Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each holder of a Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of one dollar ($1) per share or one hundred (100) times the dividend declared per share of Common Stock. In the event of liquidation, each holder of a Preferred Share will be entitled to a payment of one hundred dollars ($100) per share provided that such holders shall be entitled to an aggregate payment of one hundred (100) times the payment made per share of Common Stock. Each Preferred Share will have one hundred (100) votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive one hundred (100) times the amount received per shares of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth (1/100th) interest in a Preferred Share purchasable upon exercise of each Right should approximate the long term value of one (1) share of Common Stock.

        Antidilution Adjustments Upon the Occurrence of Certain Mergers.    In the event that the Company is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two (2) times the exercise price of the Right.

        Antidilution Adjustments After a Person Becomes an Acquiring Person.    In the event that any person or group of affiliated or associated persons becomes an Acquiring Person proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two (2) times the exercise price of the Right.

        Exchange Provision.    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one (1) share of Common Stock or one one-hundredth (1/100th) of a Preferred Share per Right (subject to adjustment).

        Redemption.    At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.02 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        No Rights as a Shareholder of Unexercised Rights.    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        Amendments.    The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

        Miscellaneous.    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth (1/100th) of a Preferred Share and which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Common Stock on the last trading day prior to the date of exercise.

        The Rights may tend to deter potential unsolicited tender offers or other efforts to obtain control of the Company that are not approved by the Board of Directors.

        The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement. The Rights Agreement is incorporated herein by reference and a copy of the Rights Agreement was filed with the Securities and Exchange Commission as an exhibit to the Company's Form 8-A filed on September 16, 1998.

ITEM 2.    EXHIBITS.

        The following exhibits are filed as part of this Form 8-A registration statement.

3.1	Restated Articles of Incorporation (previously filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on March 30, 1998).
3.2
Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 filed with the Securities and Exchange Commission on March 17, 1994).
4.1	Form of Common Stock Certificate (filed herewith).
4.2
Rights Agreement dated as of August 26, 1998 by and between the Registrant and ChaseMellon Shareholder Services, L.L.C. (previously filed as Exhibit 4.1 to the Registrant's Form 8-A filed with the Securities and Exchange Commission on September 16, 1998).
4.3	Certificate of Designation of Junior Participating Preferred Stock, Series A of the Company Inc. (attached as Exhibit A to the Rights Agreement (included as Exhibit 4.2 hereto)).
4.4	Form of Rights Certificate (attached as Exhibit B to Rights Agreement (included as Exhibit 4.2 hereto)).
99.1
Letter to the shareholders of the Registrant dated September 21, 1998 with a Summary of Rights to Purchase Preferred Shares (attached as Exhibit 99.1 to the Registrant's Form 8-A filed with the Securities and Exchange Commission on September 16, 1998).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 12, 2002	CPB INC.
	By:	/s/ CLINT ARNOLDUS Clint Arnoldus Chairman, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS
3.1	Restated Articles of Incorporation (previously filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on March 30, 1998).
3.2
Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 filed with the Securities and Exchange Commission on March 17, 1994).
4.1	Form of Common Stock Certificate (filed herewith).
4.2
Rights Agreement dated as of August 26, 1998 by and between the Registrant and ChaseMellon Shareholder Services, L.L.C. (previously filed as Exhibit 4.1 to the Registrant's Form 8-A filed with the Securities and Exchange Commission on September 16, 1998).
4.3	Certificate of Designation of Junior Participating Preferred Stock, Series A of the Company Inc. (attached as Exhibit A to the Rights Agreement (included as Exhibit 4.2 hereto)).
4.4	Form of Rights Certificate (attached as Exhibit B to Rights Agreement (included as Exhibit 4.2 hereto)).
99.1
Letter to the shareholders of the Registrant dated September 21, 1998 with a Summary of Rights to Purchase Preferred Shares (attached as Exhibit 99.1 to the Registrant's Form 8-A filed with the Securities and Exchange Commission on September 16, 1998).

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  ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
  ITEM 2. EXHIBITS.
SIGNATURE
EXHIBIT INDEX